NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS ANNOUNCES 3RD QTR. EARNINGS OF $1.18 PER SHARE

TORONTO, CANADA -- October 22, 2004 -- Russel Metals Inc. today reported third quarter 2004 net earnings of $58.6 million, or $1.18 per share compared to the third quarter 2003 net earnings of $3.6 million or $0.07 per share.  Earnings from operations for the three business segments improved over the second quarter of 2004 and the Company generated earnings before interest, income taxes, depreciation and amortization of $103 million.

Net earnings for the nine months ended September 30, 2004 were $134.3 million or $2.77 per share, which was significantly above the nine months ended September 30, 2003 net earnings of $10.7 million or earnings per share of $0.23.

The 2004 nine months results include a pre-tax charge of $13.2 million related to the redemption of long-term debt, $3.0 million for restructuring primarily as a result of the Acier Leroux acquisition and $0.6 million, net of tax, related to discontinued operations.  The earnings per share, without these charges, was $3.02 for the nine months ended September 30, 2004 compared with $0.30 for the nine months ended September 30, 2003.  The Company has generated earnings before interest, income taxes, depreciation and amortization of $248 million for the nine months ended September 30, 2004.

Revenue for the third quarter of 2004 was $698 million, up 17% from the second quarter 2004 and 78% from the $392 million reported in the third quarter of 2003.  Revenue for the nine months ended September 30, 2004 was $1.8 billion, up 65% from $1.1 billion in the same period of 2003.

Bud Siegel, President and C.E.O. stated, "This peak in the cycle has reached higher pricing levels and has lasted longer than could have been contemplated.  The 2004 total asset expansion of $298 million, caused by the higher steel prices, is unprecedented.  The first quarter 2004 debt issue coupled with increased profitability for the first nine months have enabled the Company to reduce interest bearing debt slightly over the period despite the balance sheet expansion.  Consequently, the total debt as a percentage of capitalization improved to 37%, our lowest level ever."

The Board of Directors approved a 17% increase in the quarterly dividend to 17.5 cents per common share payable December 15, 2004 to shareholders of record as of November 5, 2004.

The Company will be holding an Investor Conference Call on Monday, October 25, 2004 at 9:00 a.m. ET to review its third quarter results for 2004.  The dial in telephone number for the call is 1-800-818-6210.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, November 1st.  You will be required to enter reservation number 21164260 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy tubular products and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.

(905) 819-7401

E-mail: info@russelmetals.com
Website: www.russelmetals.com
RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	December 31,
($000)	2004	2003

ASSETS
Current
Cash	$ -	$ 19,008
Accounts receivable	407,351	248,904
Inventories	465,467	303,048
Prepaid expenses and other assets	5,691	5,028
Income taxes receivable	177	5,912
Discontinued operations	168	1,107

	878,854	583,007

Property, Plant and Equipment	181,642	184,929
Assets Held For Sale	3,313	1,622
Deferred Financing Charges	7,254	3,547
Goodwill	7,815	4,216
Future Income Tax Assets	6,736	10,458
Other Assets	2,641	2,840

	$ 1,088,255	$ 790,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 32,005	$ 78,093
Accounts payable and accrued liabilities	335,571	217,173
Income taxes payable	48,297	11,729
Discontinued operations	2,914	2,729

	418,787	309,724
Other Accrued Liabilities	5,410	-
Long-Term Debt	221,183	179,402
Pensions and Benefits	11,974	11,542
Future Income Tax Liabilities	7,391	6,109

	664,745	506,777

Shareholders' Equity
Preferred shares	-	30,000
Shareholders' equity	423,510	253,842

	423,510	283,842

	$ 1,088,255	$ 790,619

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended September 30,		Nine months ended September 30,
($000, except per share data)	2004	2003	2004	2003

Revenues	$ 697,756	$ 392,490	$1,810,306	$ 1,099,267
Cost of sales and operating expenses	597,881	375,300	1,560,054	1,060,968

Earnings before the following	99,875	17,190	250,252	38,299
Restructuring	(1,598)	(3,597)	(2,950)	(3,597)
Debt redemption costs	-	-	(13,172)	-
Foreign exchange gain	-	-	-	348
Interest expense	(4,912)	(6,463)	(15,828)	(16,438)

Earnings before income taxes	93,365	7,130	218,302	18,612
Provision for income taxes	(35,155)	(2,871)	(83,411)	(7,292)

Earnings from continuing operations	58,210	4,259	134,891	11,320
Gain (loss) from discontinued operations	395	(652)	(575)	(652)

Net earnings for the period	58,605	3,607	134,316	10,668

Retained earnings --

Dividends on preferred shares	-	(563)	(611)	(1,688)

Earnings available to common
shareholders	58,605	3,044	133,705	8,980
Dividends on common shares	(7,463)	(2,921)	(16,281)	(8,258)
Retained earnings, beginning of the period	176,784	106,457	110,502	105,858

Retained earnings, end of the period	$ 227,926	$ 106,580	$ 227,926	$ 106,580

Basic earnings per common share - continuing operations	$ 1.17	$ 0.09	$ 2.78	$ 0.25

Basic earnings per common share	$ 1.18	$ 0.07	$ 2.77	$ 0.23

Diluted earnings per common share - continuing operations	$ 1.15	$ 0.09	$ 2.71	$ 0.24

Diluted earnings per common share	$ 1.16	$ 0.07	$ 2.70	$ 0.23

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended September 30,		Nine months ended September 30,
($000)	2004	2003	2004	2003

Operating activities
Earnings from continuing operations	$ 58,210	$ 4,259	$ 134,891	$ 11,320
Depreciation and amortization	4,493	4,292	14,073	11,493
Restructuring	-	3,438	-	3,438
Future income taxes	670	283	2,391	720
Loss on sale of fixed assets	30	6	249	14
Stock-based compensation	179	55	737	156
Debt redemption costs	-	-	2,525	-

Cash from operating activities before working capital	63,582	12,333	154,866	27,141

Changes in non-cash working capital items
Accounts receivable	(55,357)	8,291	(161,836)	(16,156)
Inventories	(103,904)	38,200	(166,318)	87,035
Accounts payable and accrued liabilities	55,914	(10,915)	117,151	(22,743)
Current income taxes	16,149	1,207	45,332	(319)
Other	671	330	(663)	1,227

Change in non-cash working capital	(86,527)	37,113	(166,334)	49,044

Cash (used in) from operating activities	(22,945)	49,446	(11,468)	76,185

Financing activities
Increase (decrease) in bank borrowing	13,451	143,806	(46,088)	122,665
Issue of common shares	3,648	174	54,215	605
Issuance of long-term debt	-	-	235,200	-
Redemption of long-term debt	-	-	(184,715)	-
Redemption of preferred shares	-	-	(30,000)	-
Dividends on common shares	(7,463)	(2,921)	(16,281)	(8,258)
Dividends on preferred shares	-	(563)	(611)	(1,688)
Deferred financing costs	(176)	-	(7,159)	-

Cash from financing activities	9,460	140,496	4,561	113,324

Investing activities
Purchase of businesses	-	(171,016)	-	(171,016)
Purchase of fixed assets	(6,342)	(9,580)	(18,452)	(20,032)
Proceeds on sale of fixed assets	53	816	571	961
Proceeds from assets held for sale	-	-	2,200	-
Other	1,580	(4,307)	3,203	(763)

Cash used in investing activities	(4,709)	(184,087)	(12,478)	(190,850)

Discontinued operations
Operating activities	(69)	(652)	(87)	(652)
Investing activities	464	-	464	-

Cash from (used in) discontinued operations	395	(652)	377	(652)

Increase (decrease) in cash	(17,799)	5,203	(19,008)	(1,993)
Cash position, beginning of the period	17,799	17,872	19,008	25,068

Cash position, end of the period	$ -	$ 23,075	$ -	$ 23,075